UNITED STATES
                        SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                           Americas Growth Fund, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    03060F107
                                 (CUSIP Number)

                                 Gideon J. King
                          c/o Loeb Partners Corporation
                  61 Broadway, N.Y., N.Y., 10006 (212) 483-7023

 (Name, address and Telephone Number of Person Authorized to Receive Notices and
           Communications)

                               September 30, 1997

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]. Check the following box if a fee is being paid with statement [ ]. (A fee is not required only if the following reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described is Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.) Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent. *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remained of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO. 03060F107

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Loeb Arbitrage Fund

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [X]

                                                                         (b)[  ]
3  SEC USE ONLY

4  SOURCE OF FUNDS

         N/A

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED      [  ]
     PURSUANT TO ITEMS 2(d) or 2(e)

6  CITIZENSHIP OR PLACE OF ORGANIZATION

         New York

NUMBER OF         7  SOLE VOTING POWER
SHARES                -0-
BENEFICIALLY      8  SHARED VOTING POWER
OWNED BY              -----
EACH               9  SOLE DISPOSITIVE POWER
REPORTING             -0-
PERSON WITH       10 SHARED DISPOSITIVE POWER
                     -----

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           -0-

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0%

14 TYPE OF REPORTING PERSON*
         PN, BD


                                  SCHEDULE 13D

CUSIP NO. 03060F107

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Loeb Partners Corporation

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [X]

                                                                         (b)[  ]
3  SEC USE ONLY

4  SOURCE OF FUNDS*

         N/A

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED     [    ]
    PURSUANT TO ITEMS 2(d) or 2(e)

6  CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

NUMBER OF         7  SOLE VOTING POWER
SHARES                -0-
BENEFICIALLY      8  SHARED VOTING POWER
OWNED BY              -0-
EACH              9  SOLE DISPOSITIVE POWER
REPORTING             -0-
PERSON WITH       10  SHARED DISPOSITIVE POWER
                      -0-

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            -0-

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0%

14 TYPE OF REPORTING PERSON*
         PN, BD, IA

Item 1.  Security and Issuer.

                  No change.

Item 2.  Identity and Background.

                  No change.

Item 3.  Source and Amount of Funds or Other Compensation.

                  No change.

Item 4.  Purpose of transaction.

                  No change.

Item 5.  Interest in Securities of the Issuer.

(e). On September 30, 1997, Loeb Partners Corporation and Loeb Arbitrage Fund ceased to own any shares by reason of an exchange for Common Stock of J.W. Charles.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Issuer.

                  None.


Item 7.  Materials to be Filed as Exhibits.

                  None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 17, 1997                       Loeb Arbitrage Fund
                                   By: Loeb Arbitrage Management, Inc.


                                   By: /s/ Gideon J. King
                                           Gideon J. King, Vice President



October 17, 1997                       Loeb Partners Corporation


                                   By: /s/ Gideon J. King
                                           Gideon J. King
                                           Assistant Vice President